Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

FOR IMMEDIATE RELEASE

Media Contact:

Deborah Spak, +1-224-948-2349

Investor Relations Contact:

Clare Trachtman, +1-224-948-3085

Information Agent:

D.F. King & Co.

+1-800-622-1649 (toll-free in the United States)

+1-212-269-5550 (for banks and brokers)

Baxter Increases the Size of Its Previously Announced Offer to Exchange Shares of Baxter for Shares of Baxalta

DEERFIELD, Ill. – May 4, 2016 – Baxter International Inc. (NYSE: BAX) (“Baxter”) announced today that it has increased the size of its offer to exchange shares of Baxalta Incorporated (NYSE: BXLT) (“Baxalta”) common stock that are currently owned by Baxter for shares of Baxter common stock that are validly tendered and not validly withdrawn in its previously announced exchange offer. The number of shares of Baxalta common stock owned by Baxter that are being offered in the exchange offer has been increased to 13,360,527 from the original size of 12,800,000 shares of Baxalta common stock. Except for such increase in the size of the offer to exchange, all other terms and conditions of the offer to exchange, as previously announced, remain unchanged.

The number of shares of Baxter common stock that will be accepted in the exchange offer will depend on the final exchange ratio and the number of shares of Baxter common stock tendered. The final exchange ratio determining the number of shares of Baxalta common stock participating stockholders will receive for each share of Baxter common stock accepted in the exchange offer will be announced in a press release no later than 9:00 a.m., New York City time, on the trading day preceding the expiration date of the exchange offer (unless the exchange offer is extended). The exchange offer will expire at 11:59 p.m., New York City time, on May 18, 2016, unless terminated or extended.

For more information about Baxter’s split-off exchange offer, please contact the information agent, D.F. King.

Baxter International Inc. (NYSE: BAX) provides a broad portfolio of essential renal and hospital products, including home, acute and in-center dialysis; sterile IV solutions; infusion systems and devices; parenteral nutrition; biosurgery products and anesthetics; and pharmacy automation, software and services. Baxter’s global footprint and the critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. Baxter’s employees worldwide are building upon Baxter’s rich heritage of medical breakthroughs to advance the next generation of healthcare innovations that enable patient care.

This press release includes forward-looking statements, including with respect to the completion of the exchange offer. Use of the words “may,” “will,” “would,” “could,” “should,” “believes” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this press release, other than statements of historical facts, are forward-looking statements that involve certain risks and uncertainties. Factors that could cause actual results or events to differ materially from those anticipated include the matters described in Baxter’s and Baxalta’s filings with the Securities and Exchange Commission (the “SEC”). All of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxter or Baxalta or their respective subsidiaries or businesses or operations. Baxter undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

Important Notices and Additional Information

In connection with the proposed transaction, Baxalta has filed with the SEC a registration statement on Form S-4 containing a prospectus and Baxter has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, SCHEDULE TO AND THE AMENDMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE AND BEFORE ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Baxter, Baxalta or any of their respective directors or officers or the dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Investors and security holders may obtain a free copy of the prospectus and other documents filed by Baxter and Baxalta with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and the amendments to them, once available, and each of the companies’ other filings with the SEC may also be obtained, as applicable, from Baxter at www.baxter.com or Baxalta at www.baxalta.com. Documents incorporated by reference are also available without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at 48 Wall Street, New York, NY 10005 or by calling 1-800-622-1649 (toll-free in the United States) or 1-212-269-5550 (for banks and brokers). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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